Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 2, 2017

ETF Strategist
This gold fund looks to hedge against a strong dollar
Tom Anderson | @bytomanderson
Monday, 30 Jan 2017 | 1:40 PM ET CNBC.com
The gold trade has historically been a good hedge against a weak dollar, but not usually a great investment when the greenback is going up. On Monday, State Street Global Advisors and the
World Gold Council launched an ETF to figure out a way around that market friction point.
The SPDR Long Dollar Gold Trust ETF gains when gold priced in U.S. dollars rises or when the value of the U.S. dollar increases. It takes a long position on physical gold in U.S. dollars and shorts a group of major global currencies that include the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc.
“There’s nothing other than gold bars backing the product, and you’re going to get the benefits of owning gold and owning gold in a strong-dollar environment,” Joe Cavatoni, the World Gold
Council’s managing director of ETFs, told CNBC’s Squawk Box.
However, the new ETF will lose money when gold prices fall more than the value of the dollar rises.
The dollar has been one of the market’s strongest trades in recent years, but the ETF already has its detractors. “Currency hedging is not a free lunch,” said Ben Johnson, global director of ETF research at Morningstar. “By protecting your gold position against a strong dollar, you are also sacrificing the potential upside associated with a weak dollar.”
The dollar-hedged gold fund charges 50 basis points (0.5 percent). That’s more than the 40 basis points levied by SPDR Gold Trust, the largest U.S. gold ETF with $30.7 billion in assets under management, and 25 basis points by the iShares Gold Trust.
Johnson prefers the unhedged iShares Gold Trust to SPDR Gold and its new dollar-hedged cousin, because it has a lower expense ratio (0.25 percent) and it’s easier for investors to understand.
“Generally speaking, we look favorably upon the simplest, most diversified and least expensive means of achieving exposure to any given market segment,” he said.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.